Filed by Histogenics Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Histogenics Corporation (SEC File No. 001-36751)

Commission File No. for the Related Registration Statement: 333-232147

Explanatory Note: The sole purpose of this supplement is to correct a scrivener’s error in Annex D of the proxy statement/prospectus/information statement (“Annex D”). The footnote in Annex D is hereby amended and restated in its entirety to read as follows: “* Number between fifty-three (53) to sixty-seven (67) as determined by the Board of Directors in its sole discretion.” The updated Annex D is attached as Appendix A to this supplement. Except as specifically discussed in this Explanatory Note, all information set forth in the proxy statement/prospectus/information statement remains unchanged and should be considered in voting your shares. This supplement should be read in conjunction with the proxy statement/prospectus/information statement.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, Histogenics and Ocugen have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a prospectus and a proxy statement. The registration statement was declared effective by the SEC on August 6, 2019. Investors and security holders of Histogenics and Ocugen are urged to read these materials because they contain important information about Histogenics, Ocugen and the proposed Merger. The proxy statement, prospectus and other relevant materials, and any other documents filed by Histogenics with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Histogenics by directing a written request to: Histogenics Corporation, c/o Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210, Attention: HSGX Secretary. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Histogenics and its directors and executive officers and Ocugen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Histogenics in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed Merger is included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Histogenics is also included in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Secretary of Histogenics at the address described above.

APPENDIX A

CERTIFICATE OF AMENDMENT

OF THE SIXTH AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION

OF

HISTOGENICS CORPORATION

Histogenics Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”):

DOES HEREBY CERTIFY:

FIRST: That the name of this Corporation is Histogenics Corporation. The original certificate of incorporation of this Corporation was originally filed with the office of the Secretary of State of the State of Delaware on July 14, 2006 under the name Histogenics Corporation.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend the Sixth Amended and Restated Certificate of Incorporation (the “Restated Certificate”) of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article IV of the Restated Certificate be amended by adding a new paragraph immediately prior to Paragraph A which reads as follows:

“Effective as of immediately upon the filing of this Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation with the office of the Secretary of State of the State of Delaware (the “Effective Time”), each * issued shares of each series of Preferred Stock and Common Stock shall be combined and changed into 1 share of such series of Preferred Stock or Common Stock, as applicable (the “Reverse Stock Split”), which shares shall be fully paid and nonassessable. The Corporation shall not issue to any holder a fractional share of Common Stock on account of the Reverse Stock Split. Rather, any fractional share of Common Stock resulting from such change shall be rounded upward to the nearest whole share of Common Stock. Share interests issued due to rounding are given solely to save the expense and inconvenience of issuing fractional shares of Common Stock and do not represent separately bargained for consideration. Such Reverse Stock Split shall occur whether or not certificates representing any stockholder’s shares held prior to the Reverse Stock Split are surrendered for cancellation.”

*	Number between fifty-three (53) to sixty-seven (67) as determined by the Board of Directors in its sole discretion.

THIRD: The foregoing amendment was approved by the holders of the requisite number of shares of this Corporation in accordance with Sections 211 and 242 of the General Corporation Law.

FOURTH: Other than as set forth in this Certificate of Amendment, the Sixth Amended and Restated Certificate of Incorporation shall remain in full force and effect, without modification, amendment or change.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this    day of                ,                .

HISTOGENICS CORPORATION

By:
Adam Gridley, President

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